

COMMUNITY BANK
INVESTOR CONFERENCE



FEBRUARY 21-22, 2006



www. myprovident.com



Safe-Harbor Statement

Provident Financial Holdings, Inc.

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2005, as amended. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq NM:	PROV
Share price:	$28.87
52-week range:	$25.04 - $30.96
Shares outstanding	6,823,796 shares
Market cap:	$197.0 million
P/E (ttm):	8.86
EPS (ttm):	$3.26
Annual div & yield:	$0.60 (2.08%)
Div distribution date:	13-Mar-06
Div record date:	17-Feb-06
As of January 31, 2006.	

Organizational Chart





PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate

- Expanding customer base and market

- Strong mortgage operations

- Outstanding asset quality

- Largest independent community bank headquartered in Riverside County, California

PROV Overview

Southern California



Provident Bank

Full Service Offices:

⭐ Blythe

⭐ Canyon Crest, Riverside

⭐ Corona

⭐ Corporate Office, Riverside

⭐ Downtown, Riverside

⭐ Hemet

⭐ La Sierra, Riverside

(Summer 2006)

⭐ Moreno Valley

⭐ Orangecrest, Riverside

⭐ Rancho Mirage

⭐ Redlands

⭐ Sun City

⭐ Temecula

Provident Bank Mortgage

Wholesale Offices:

✦ Rancho Cucamonga

✦ San Diego

Retail Offices:

✦ Call Center, Riverside

✦ Carlsbad

✦ Corona

✦ Diamond Bar

✦ Glendora

✦ Huntington Beach

✦ La Quinta

✦ Rancho Mirage

✦ Riverside

✦ Temecula

✦ Torrance

Attractive Inland Empire Market

- "Housing construction in the Inland Empire should continue to be one of the most vibrant in the nation."
    Source: California Building Industry Association 2006 Housing Forecast.

- "The Inland Empire will continue to be California's fastest-growing urban area over the next 10 years, gaining 10,000 people a year through 2010. Many companies in the past few years have opened new offices or moved to the Inland Empire to accommodate shorter commutes and more affordable housing for employees"
    Source: USC Lusk Center 2006 Casden Real Estate Economics Forecast.

- "Riverside and San Bernardino Counties comprise the best market in the country for constructing warehouses and new distribution centers. An ever-increasing amount of cargo transported through the region has turned the Inland Empire into a major distribution center and led to the development of modern warehouse and distribution facilities."
    Source: USC Lusk Center 2006 Casden Real Estate Economics Forecast.



Business Strategy

Holding Company

- Prudent share repurchase program

- Prudent cash dividend policy

Provident Bank

- Asset growth - loans vs. investments

- Loan portfolio mix - "preferred loans" vs. single-family loans

- Deposit growth vs. wholesale funding

Provident Bank Mortgage

- Loan origination mix - purchase vs. refinance

- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

PROV Highlights

Financial Position:	As of 12/31/2005	As of 09/30/2004
Total assets ……………………...	$ 1.58 billion	$ 1.45 billion
Loans held for investment ………	$ 1.16 billion	$ 956.5 million
Deposits …………………………..	$ 945.1 million	$ 874.8 million
Equity ……………………………..	$ 130.5 million	$ 112.1 million
Tangible equity …………………..	$ 130.4 million	$ 111.9 million

Financial Results:	Quarter Ended 12/31/2005	Quarter Ended 09/30/2004
Net income ……………………..	$ 8.4 million	$ 4.3 million
Return on average equity ………	26.12%	15.35%
Return on average assets ……..	2.13%	1.24%
Net interest margin …………….	2.87%	3.03%
Efficiency ratio …………………..	34.72%	47.43%
Total loan originations …………..	$ 452.8 million	$ 521.2 million
Provident Bank ……………….	$ 52.4 million	$ 84.9 million
Provident Bank Mortgage ….	$ 400.4 million	$ 436.3 million

Quarterly Net Income



(In millions)

9% C.A.G.R.*

$5.0

$4.3

$5.0

$4.6

$4.8

$4.9

$4.8

09/04   12/04   03/05   06/05   09/05   12/05**

(Quarter Ended)

*   C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.

** Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Net Income was $8.4 million as described
in the Form 10-Q for the quarter ended December 31, 2005.

Provident Financial Holdings, Inc.

Pre-Tax Income - Operating Segments



(In millions)

68% C.A.G.R.*

Quarter Ended	Community Banking	Mortgage Banking
09/04	$3.3	$4.5
12/04	$4.1	$4.5
03/05	$4.9	$3.2
06/05	$4.6	$3.8
09/05	$5.5	$3.2
12/05**	$6.3	$2.1

(Quarter Ended)

■ Community Banking   ■ Mortgage Banking

*   C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.

** Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $12.5 million as described in the Operating Segment Reports of Form 10-Q for the quarter ended December 31, 2005.

Quarterly Net Interest Income



Non-Interest Income



(In millions)

* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Other Fees was $8.0 million as described in the Form 10-Q for the quarter ended December 31, 2005.

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Operating Expenses



Net Interest Margin



Net Interest Margin vs. Fed Funds



	03/04	06/04	09/04	12/04	03/05	06/05	09/05	12/05
NIM (%)	3.09%	2.95%	3.03%	2.93%	2.98%	2.90%	2.80%	2.87%
Fed Funds (%)	1.00%	1.25%	1.75%	2.25%	2.75%	3.25%	3.75%	4.25%

G&A to Average Assets



Efficiency Ratio



* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, the Efficiency Ratio was 34.72% as described in the Form 10-Q for the quarter ended December 31, 2005.

Return on Average Assets



* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Assets was 2.13% as described in the Form 10-Q for the quarter ended December 31, 2005.

Return on Average Equity



* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Equity was 26.12% as described in the Form 10-Q for the quarter ended December 31, 2005.

Diluted Earnings per Share



13% C.A.G.R.*

$0.72
$0.70
$0.68
$0.66
$0.64
$0.62
$0.60
$0.58
$0.56
$0.54

$0.60 — 09/04
$0.71 — 12/04
$0.64 — 03/05
$0.68 — 06/05
$0.71 — 09/05
$0.70 — 12/05**

(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.

** Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Diluted Earnings per Share was $1.23 as described in the Form 10-Q for the quarter ended December 31, 2005.

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Book Value per Share



* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.





Community Banking





Total Assets

(In millions)

Chart: Total Assets by Quarter Ended (in millions)

Quarter Ended	Total Assets
09/04	$1,446
12/04	$1,516
03/05	$1,623
06/05	$1,632
09/05	$1,631
12/05	$1,576

(Quarter Ended)

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Loan to Investment Mix



(In millions)

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.

24





Provident Bank Loan Originations (Primarily "Preferred Loans")

(In millions)

Bar chart showing loan originations by quarter ended:

Quarter Ended	Amount
09/04	$85
12/04	$62
03/05	$72
06/05	$73
09/05	$84
12/05	$52

(Quarter Ended)

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Loan Portfolio Mix
(Loans Held for Investment)





"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



	09/04	12/04	03/05	06/05	09/05	12/05
Non-Performing Assets	$1,074	$1,146	$584	$590	$1,811	$849
NPA to Total Assets	0.07%	0.08%	0.04%	0.04%	0.11%	0.05%

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Asset Quality

**Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)**



	09/04	12/04	03/05	06/05	09/05	12/05
PLL	$642	$260	$404	$335	$65	$(27)
ALL to LHI	0.86%	0.81%	0.80%	0.81%	0.82%	0.79%

Transaction Accounts, CDs & Borrowings



(In millions)

(Quarter Ended)

Transaction Accounts | CDs | Borrowings

Deposit Composition









Mortgage Banking





Provident Bank Mortgage Loan Originations

(In millions)

PBM Purchase vs. Refinance



	09/04	12/04	03/05	06/05	09/05	12/05
Refinance	32%	37%	40%	43%	55%	51%
Purchase	68%	63%	60%	57%	45%	49%

(Quarter Ended)

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"High Margin" vs. "Low Margin" Products



(In millions)

(Quarter Ended)

	"High Margin" Products	"Low Margin" Products
09/04	$217	$74
12/04	$210	$98
03/05	$226	$104
06/05	$231	$104
09/05	$250	$119
12/05	$230	$71

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Gain on Sale Margin



Capital Management

Stockholders' Equity



(In millions)

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/04 through 12/31/05.

Share Repurchase Program



	09/04	12/04	03/05	06/05	09/05	12/05
Shares Repurchased	110,000	0	28,470	66,900	28,000	169,015
Average Cost per Share	$23.23	$0.00	$27.94	$27.26	$28.30	$27.25

(Quarter Ended)

38

Cash Dividend per Share



Consolidated Capital Ratio



Bank Capital Ratio

Tier 1 Core Capital Ratio



Stock Performance



	Jun 2004	Sep 2004	Dec 2004	Mar 2005	Jun 2005	Sep 2005	Dec 2005
PROV	$100	$123	$123	$128	$121	$122	$115
Nasdaq Bank Index	$100	$102	$112	$103	$107	$107	$109
Nasdaq Stock Index	$100	$93	$106	$98	$101	$106	$109

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on June 30, 2004 and that all dividends were reinvested.

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